Exhibit 99.1

News Release #31/2012
2012-06-20

Baja Mining Obtains Standstill Agreement from Lenders, Funds Cash Call

Vancouver, June 20, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) today announced that the lenders to its 70% owned subsidiary, Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) have agreed to a 45-day standstill in relation to the Boleo Project financing.

The lenders agreed to refrain from exercising rights and remedies under the Boleo Project financing agreements until August 1, 2012 with respect to certain defaults and events of default that are currently outstanding or that may arise during the standstill period.

MMB recently made a US$21M cash call to its shareholders. Baja provided its 70% share (US$14.7M) and the Korean Consortium provided its 30% share (US$6.3M). This cash injection will enable MMB to continue its current level of critical path activities at the Boleo Project, including all contractors continuing to work on the copper circuits. Cash forecasts indicate that this level of effort can be maintained through August 1, 2012.

As a result of the standstill and the funding of MMB by its shareholders and with the support of lenders, project partners, financial advisors and vendors, Baja has additional time to identify and evaluate potential financing options and possible sources of funding. The Company’s advisors, including SRK Consulting, continue to work to complete their due diligence on the Boleo Project, and BMO Capital Markets continues to actively canvass potential strategic and financial interested parties.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email info@bajamining.com.

1 of 1